CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

October 18, 2013

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND BY HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated September 18, 2013 (the “Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 42

1.	We note your response to prior comment 3 that you believe the information provided confirms your view that there are no current trends in the proportion of revenue earned on Yahoo! Properties as compared to Affiliates that are material and warrant discussion in MD&A. Please tell us what consideration was given to the existence of trends in the relative contribution for Search and Display revenues on a separate basis and the impact on results, updating us with details on the quarter ended June 30, 2013. Tell us what consideration was given to separately quantifying Affiliate revenues for Search and Display to highlight such trends, if any. Please refer to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

The tables below have been updated, as requested, to reflect revenue earned on Yahoo! Properties and Affiliate sites, separated by search and display, for our quarter ended June 30, 2013.

Revenue earned on Yahoo! Properties was as follows (in millions, except for percentages):

	Q1 2012			Q2 2012			Q3 2012			Q4 2012			Q1 2013			Q2 2013
Search	$	***		$	***		$	***		$	***		$	***		$	***
Display	$	***		$	***		$	***		$	***		$	***		$	***
Total Yahoo! Properties Revenue	$	***		$	***		$	***		$	***		$	***		$	***
Percent of Total Search and Display Revenue		***	%		***	%		***	%		***	%		***	%		***	%

Revenue earned from Affiliate sites was as follows (in millions, except for percentages):

	Q1 2012			Q2 2012			Q3 2012			Q4 2012			Q1 2013			Q2 2013
Search	$	***		$	***		$	***		$	***		$	***		$	***
Display	$	***		$	***		$	***		$	***		$	***		$	***
Total Affiliate site Revenue	$	***		$	***		$	***		$	***		$	***		$	***
Percent of Total Search and Display Revenue		***	%		***	%		***	%		***	%		***	%		***	%

Total search and display revenue was as follows (in millions):

	Q1 2012			Q2 2012			Q3 2012			Q4 2012			Q1 2013			Q2 2013
Total Search		$470			$461			$473			$482			$425			$418
Total Display		$511			$535			$506			$591			$455			$472

In response to the Staff’s comments and to further promote an understanding of our results of operations, we will, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, separately quantify the proportion of our search and display revenue earned on Yahoo! Properties as compared to Affiliate sites.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We will use substantially the following format to present this information:

	Three months ended June 30,				Six months ended June 30,
(dollars in thousands)	2012		2013		2012		2013
Revenue
Display
Yahoo Properties	$	***	$	***	$	***	$	***
Affiliate Sites		***		***		***		***

Total Display Revenue		$534,972		$471,742		$1,046,189		$926,813

Search
Yahoo Properties	$	***	$	***	$	***	$	***
Affiliate Sites		***		***		***		***

Total Search Revenue		$460,969		$418,202		$931,366		$842,889

Other		$221,853		$245,300		$461,472		$505,910

Total Revenue		$1,217,794		$1,135,244		$2,439,027		$2,275,612

We have considered whether any changes in the relative contribution of total search and display revenue over time, including during the periods reflected in the table above, reveal a trend or uncertainty that could reasonably be expected to have a material impact on our results of operations, and it is our view that there are not currently any such material trends or uncertainties. We also considered the guidance provided in Part III.B of SEC Release 33-8350 and note that we currently provide quantitative disclosure in our periodic reports filed with the SEC of the relative contribution of search and display revenue to our total revenue.

If material trends in our search and display revenues or in their relative proportions develop, we will identify those trends in our future filings and, if material and determinable, explain the underlying reasons for, and significance of, those trends.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

2.	In your response to prior comment 3 you indicate that the revenue information provided supports your March 31, 2013 Form 10-Q disclosure, including the statement that for search revenue, the decline in Price-per-Click was due to a higher mix of lower monetizing Affiliate traffic. Please clarity for us how the supplemental revenue information provided supports and corresponds to this disclosure.

We believe the supplemental information supports the disclosures in our Form 10-Q by showing (1) display revenue overall decreased year over year ($511-$455), with a decline in display revenues on Yahoo! Properties ($***-$***) that was partially offset by an increase in display revenue on Affiliate sites ($***-$***); and (2) search revenue decreased overall year over year ($470-$425), with an increase in search revenue on Yahoo! Properties ***. As we indicated in our response to Comment 1, we will, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, separately quantify the proportion of our search and display revenue earned on Yahoo! Properties as compared to Affiliate sites. We believe this additional information will further promote an understanding of our results of operations.

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Risk, page 70

3.	We note your response to prior comment 4 and your confirmation that you will disclose revenues attributable to your search arrangement with Microsoft in your December 31, 2013 Form 10-K. In light of the significance of such revenues, please provide such disclosure starting with your September 30, 2013 Form 10-Q. Refer to ASC 275-10-50-16 through 50-20. Additionally, please include this information, and any corresponding risks, in your risk factor disclosures, or tell us why you believe that such disclosure is not required.

We note the Staff’s comments and supplementally advise the Staff of the following:

We confirm to the Staff that we will disclose the percentage of our revenues attributable to our Search Agreement with Microsoft in our Form 10-Q for the quarter ended September 30, 2013. We further confirm that in future annual and quarterly reports we will disclose the percentage of our revenues attributable to our Search Agreement with Microsoft if the amount of such revenues is more than 10% of our total revenues during the period covered by the report.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We also confirm to the Staff that we will include disclosure in our risk factor section related to the percentage of our revenues attributable to our Search Agreement with Microsoft, commencing with our Form 10-Q for the quarter ended September 30, 2013. We undertake to include disclosure substantially as follows under the risk factor sub-heading Risks associated with our Search Agreement with Microsoft may adversely affect our business and operating results:

“Approximately     ,             , and     % of our revenue for 2012 and the three and nine months ended September 30, 2013 were attributable to the Search Agreement. Our business and operating results would be adversely affected by a significant decline in or loss of this revenue.”

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By: Ken Goldman
Title: Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant

Marissa A. Mayer, Chief Executive Officer

Aman S. Kothari, Senior Vice President, Global Controller and Chief Accounting Officer

Ronald S. Bell, General Counsel and Secretary

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs, Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP